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blankrome.com

Phone:	(212) 885-5000
Fax:	(917) 332-3057
Email:	brad.shiffman@blankrome.com

November 8, 2022

VIA EDGAR AND OVERNIGHT DELIVERY

Scott Anderegg

Lilyanna Peyser

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F St., N.E.

Washington, D.C. 20549

Re:	Adara Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed October 18, 2022

File No. 333-266098

Dear Mr. Anderegg and Ms. Peyser,

On behalf of our client, Adara Acquisition Corp., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-4 of the Company filed with the Commission on July 12, 2022 (File No. 333-266098) (the “Registration Statement”).

Amendment No. 2 reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Finke, the Company’s Chief Executive Officer, dated November 3, 2022, from the staff of the Commission (the “Staff”) and other updated information. For your convenience, we are also providing copies of Amendment No. 2, marked to show changes against Amendment No. 1 to the Registration Statement filed with the Commission on October 18, 2022, in the traditional non-EDGAR format to you.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

November 8, 2022

Form S-4/A filed October 18, 2022

Unaudited Pro Forma Condensed Combined Financial Information

Pro Forma Notes

Note 2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 95

1.	In regard to adjustment 2.e, please explain to us the basis for reclassifying the public warrants to permanent equity. We note there is no adjustment to warrant liabilities on the balance sheet regarding this reclassification. Additionally, explain to us your treatment of public warrants reclassified to permanent equity for dilutive earnings per share purposes in periods in which pro forma net income is presented.

Response:

Background

To determine the classification of the Public Warrants (Warrants) as liabilities or equity, management considered guidance in the following ASC Subtopics and paragraphs:

•	ASC 480-10
•	ASC 815-40

Management also considered whether the Warrants would fall under the scope of ASC 718. Since the Warrants were not issued as consideration for goods or services to be used by the Warrant holders, we do not believe the guidance in ASC 718 is applicable.

Accounting Prior to the Business Combination (Prior to de-SPAC transaction)

Prior to the business combination, the Public Warrants were classified as liabilities because they included a provision that allowed the Warrant holders to receive cash in the event of a tender or exchange offer involving the Class A common stock underlying the Public Warrants. The Company has both Class A and Class B common stock, each of which exercises voting rights over the Company. The Class B common stock would control the Company and continue to have control regardless of the number of Class A shareholders involved in a tender or exchange offer. Since all of the Public Warrants could be cash settled upon an event outside the Company’s control, and because such events would not result in a change in control, application of the limited exception in ASC 815-40-55-3 was not permitted and therefore equity classification of the Warrants was precluded.

Subsequent to the business combination, the Class B common stock will no longer be outstanding.

November 8, 2022

Accounting Discussion Upon Closing of Business Combination (de-SPAC transaction)

ASC 480

ASC 480, Distinguishing Liabilities from Equity, requires warrants to be classified as liabilities for the following two scenarios:

1)	(ASC 480-10-25-8) The instrument embodies an obligation to repurchase the Company’s shares (or is indexed to such an obligation) that requires or may require the use of cash or other assets

2)	(ASC 480-10-25-14) The instrument embodies an obligation that the Company must or may settle by issuing a variable number of the Company’s shares and the obligation is based solely or predominantly on any of the following:

a.	A fixed monetary amount
b.	Variations in variables other than the fair value of the Company’s stock
c.	Variations inversely related to the fair value of the Company’s stock

After the Merger, the Warrant holders will, upon exercise, receive shares of Class A common stock. These shares are not redeemable shares. The Warrants are also not puttable by the holders. With respect to the Company’s ability to repurchase Warrants at $0.01 per Warrant, the right is solely at the Company’s discretion, thus it does not embody an obligation to do so. Further the Warrant holders do not control the Company, thus they do not control the decision to exercise such repurchase feature. It should be noted that the redemption feature is not a substantive redemption but rather economically a cap on the intrinsic value of the instrument by inducing the holder to exercise. As previously discussed, the shares issuable upon exercise of the Warrants are not redeemable. Thus, the Warrants are not indexed to an obligation to repurchase shares after the Merger.

With regard to the second requirement in ASC 480 on equity-linked financial instruments (ASC 480-10-25-14), the Warrant is settleable using a fixed number of shares.

Because the Warrant does not meet either of the criteria in ASC 480 noted above, the Warrant is not in the scope of ASC 480.

ASC 815-40

As a next step, the Company considered whether the Warrants would be classified as derivative liabilities pursuant to ASC 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity. The Company concluded the Public Warrants and the Private Warrants both meet the definition of a derivative.

ASC 815 contains scope exceptions from derivative accounting for certain contracts that meet the definition of a derivative. One of the scope exceptions is in ASC 815-10-15-74(a), which provides that a contract should not be accounted for as a derivative instrument under ASC 815 if it is (1) indexed to its own stock (ASC 815-40-15) and (2) classified in stockholders’ equity in its statement of financial position (ASC 815-40-25).

The Company first considered the Exercise Contingency criterion in ASC 815-40-15-7A. Four potential exercise contingencies were identified, and none of these exercise contingencies were based on a market other than the market for the issuer’s stock or an observable index other than one related to the issuer’s operations.

The Company then considered the Settlement Amount criterion in ASC 815-40-15-7C. The Warrants included only standard anti-dilution adjustments that did not preclude indexation to the Company’s own stock.

The Private Placement Warrants included a provision whereby the warrant settlement amount could vary depending “upon the characteristics of the holder of the warrant.” Specifically, the terms of the Warrant Agreement provide for differences in the mechanics of a cashless exercise depending on whether the Private Placement Warrants are held by the initial SPAC stockholders (or their permitted transferees) or someone else. Since this is not an input into the pricing of a fixed-for-fixed option on equity shares, the Company concluded the Private Placement Warrants are not indexed to the Company’s stock and therefore should be classified as a liability. However, the Public Warrants did not contain this provision.

All of the provisions affecting the settlement of the Public Warrants were determined to be inputs to the pricing of a fixed-for-fixed option on equity shares, and thus the Public Warrants met the Settlement Amount criterion.

The Company considered the criteria under ASC 815-40-25 to determine whether an equity contract should be classified in equity. The Company specifically considered the requirements of ASC 815-40-25-7 through 25-9 and 25-10(a) through 25-10(g). All of these criteria were met. While the Company will have two classes of stock following the Business Combination (Class A and E) the Class E common stock will be required to vote in proportion to the Class A common stock and in the same manner. Thus, in substance the Company will only have one class of common stock outstanding, and the scenario outlined prior to the business combination (a tender offer could occur for 50.1 percent of the issued and outstanding shares of Class A common stock without a change in control) is not possible. Consequently, this did not prevent equity classification.

Since the requirements of ASC 815-40-15 and ASC 815-40-25 were met, the Company concluded the Public Warrants should be classified as equity post business combination.

The Company has updated the pro forma balance sheet to reflect a transaction adjustment for the reclassification of the Public Warrants to permanent equity as of June 30, 2022. The Public Warrants that were reclassified to permanent equity were excluded from dilutive earnings per share because the exercise price has always exceeded the fair value of the underlying common stock, and therefore they would be anti-dilutive.

November 8, 2022

Certain U.S. Federal Income Tax Considerations of the Redemption and the Business Combination, page 133

2.	We note your response to comment 22. As it appears that counsel is providing a short-form tax opinion, please revise this section of the prospectus to state that the disclosure is the opinion of named counsel. Similarly, counsel should revise Exhibit 8.1 to state that the disclosure in this section of the prospectus constitutes the opinion of named counsel. It appears that counsel cannot opine whether the transaction will qualify as a “reorganization” under Section 368(a) of the Code; counsel may issue a “should” or “more likely than not” opinion, disclose why it cannot give a “will” opinion, describe the degree of uncertainty in the opinion, and provide relevant risk factor disclosure. Refer to Staff Legal Bulletin No. 19 for additional guidance.

Response: The Company respectfully notes the Staff’s comment and has added the requested disclosure under the caption “Certain U.S. Federal Income Tax Considerations of the Redemption and the Business Combination” on page 139 of the prospectus, has revised the tax opinion filed as Exhibit 8.1 accordingly, and has added a risk factor under the caption “Risk Factors — Risks Related to Adara” on pages 77-78 of the prospectus with respect to degree of uncertainty in the tax opinion.

Alliance Management’s Discussion and Analysis of Financial Condition and Results of Operations Costs of Revenues, page 170

3.	Your disclosure indicates marketing development funds (“MDF”) affect the gross margin percentage. Please expand your disclosure to further detail how MDF is determined and the reason for the cited reduced amounts in each affected periods. You also mention slow moving inventory may affect the gross margin percentage. Discuss if this had a material impact in any period presented, and if so, disclose the magnitude.

Response: The Company respectfully notes the Staff’s comment and has added the requested disclosure under the caption “Alliance Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 177 and 179 of the prospectus. While slow moving inventory may affect the Company’s future gross margins, additional reserves were not required and therefore, slow moving inventory did not have a material impact on any of the periods presented.

November 8, 2022

Liquidity and Capital Resources

Cash Flow, page 174

4.	You disclose higher inventory was primarily the result of pre-holiday investments that was affected by the indicated supply chain issues. You say the combination of the delays that caused you to miss the prime holiday selling season and associated increased freight costs resulting in price increases that likely slowed sales caused the increase in inventory at June 30, 2022. Given the interval of time between when the pre-holiday investments in inventory were made and the balance of inventory at June 30, 2022, please explain to us and disclose as appropriate your evaluation of excess and obsolete inventory during this period and the determination of the net realizable value of the inventory at June 30, 2022. Disclose any additional costs incurred to hold and manage the increased amount of inventory, and whether you undertook any liquidation of inventory during this interval of time as part of your disclosed ongoing assessment of inventory. Also, tell us when the pre-holiday inventory investments were made.

Response: The Company respectfully notes the Staff’s comment and has added the requested disclosure under the caption “Alliance Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” on page 181 of the prospectus.

Critical Accounting Policies and Estimates

Inventory and Returns Reserve, page 175

5.	You disclose pre-holiday investments in gaming arcades that were delayed in transit resulted in missed sales opportunities and the increased inventory balance at June 30, 2022. Please expand your disclosures for the specific assumptions and estimates used to calculate net realizable value for inventory. These disclosures should clearly explain (a) what the critical estimate is; (b) the uncertainties associated with the critical estimate; (c) the methods and assumptions used to make the critical estimate, including an explanation as to how you arrived at the assumptions used; (d) the events or transactions that could materially impact the assumptions made; and (e) how reasonably likely changes to those assumptions could impact your consolidated financial statements. Refer to Item 303(b)(3) of Regulation S-K and related instruction 3 of instructions to paragraph (b) regarding critical accounting estimates and ASC 330-10-50-6 regarding disclosure in the notes to the financial statements.

Response: The Company respectfully notes the Staff’s comment and has added the requested disclosure under the caption “Alliance Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates” on page 182 of the prospectus. Management reviewed ASC 330-10-50-6 and concluded that it was not reasonably possible as of June 30, 2022 that there would be any material loss related to any excess or obsolete inventory in the future and therefore no additional disclosures were required in the notes to the consolidated financial statements.

Alliance Management’s Discussion and Analysis of Financial Condition and Results of Operations

Quantitative and Qualitative Disclosures about Market Risk

Inflation Risk, page 176

6.	We note your response to comment 15. If material, please revise to quantify the impact of inflation on your business during the fiscal year ended June 30, 2022.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure under the caption “Alliance Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures about Market Risk” on page 184 of the prospectus accordingly.

General

7.	Please tell us how the Class E common stock will be issued to Alliance stockholders (e.g., in a registered offering or otherwise).

Response: The Company respectfully advises the Staff that the Class E common stock will be issued to the Alliance stockholders in a private placement exempt from registration under the Securities Act pursuant to Section 4(a)(2) thereof. The SEC generally considers four factors when determining whether an offering is a public offering: (1) the number of offerees; (2) sophistication of the offerees; (3) relationship between the issuer and the offerees; and (4) size and manner of the offering. See SEC Release No. 33-285 (January 24, 1935).

November 8, 2022

(1)	Number of offerees. The Class E common stock will only be offered to three Alliance stockholders as part of the consideration for the Business Combination.

(2)	Sophistication of the offerees. Each of the Alliance stockholders is an “accredited investor” within the meaning of Rule 501(a) of the Securities Act and is knowledgeable, sophisticated and experienced in making, and is qualified to make, decisions with respect to investments in securities presenting an investment decision like that involved in the acquisition of the Class E common stock, and have requested, received, reviewed and considered all information each deems relevant in making an informed decision to acquire such securities.

(3)	Relationship between the issuer and the offerees. Because the Company is a blank check company, the post-Business Combination operations of the Company will be the current operations of Alliance. The Class E common stock will be issued to the only three stockholders of Alliance, each of which is an affiliate of a member of Alliance’s management team, which affords them access to disclosure of more information than a registration statement would provide.

(4)	Size and manner of the offering. The Alliance stockholders are participating in the issuance of the Class E common stock pursuant to the Business Combination Agreement as a result of confidential negotiations between the Company, Alliance and such Alliance stockholders.

For the reasons stated above, the issuance of the Class E common stock as consideration for the Business Combination is exempt from registration under the Securities Act pursuant to Section 4(a)(2) thereof.

~ ~ ~

November 8, 2022

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 885-5442 or my colleague, Peter Melampy at (212) 885-5372 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Brad L. Shiffman
Brad L. Shiffman